Via Facsimile and U.S. Mail
Mail Stop 6010

February 18, 2009

Mr. Michael F. Neidorff
Chairman and Chief Executive Officer
Centene Corporation
7711 Carondelet Avenue
St. Louis, MO 63105

Re: Centene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-31826

Dear Mr. Neidorff:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief